UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant To Section 13 OR 15(d) Of The Securities Exchange Act Of 1934

Date of Report (Date of earliest event reported): May 21, 2009



THE DIXIE GROUP, INC.

(Exact name of Registrant as specified in its charter)

Tennessee	0-2585	62-0183370
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

104 Nowlin Lane - Suite 101,Chattanooga, Tennessee	37421
(Address of principal executive offices)	(zip code)

Registrant's telephone number, including area code (423) 510-7000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[   ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[   ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[   ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[   ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01   Entry into a Material Definitive Agreement

On May 20, 2009, the Company's Compensation Committee approved the amendment and restatement of a Restricted Stock Award granted pursuant to the Company's 2006 Stock Awards Plan (the "2006 Plan") to Daniel K. Frierson, the Company's Chief Executive Officer. The amended and restated Award consists of 125,000 shares of Restricted Stock and was initially granted on June 6, 2006. The Award has been amended to extend the term of the Award to June 6, 2014, and to extend the time during which the market condition may be met to June 6, 2014. Conforming changes to the provisions of the Award dealing with vesting on an involuntary termination or change in control were also made.

Item 9.01   Financial Statements and Exhibits.

(d)   Exhibits

(10.1)   Amended and Restated Award of 125,000 shares of Restricted Stock under the 2006 Stock Awards Plan to Daniel K. Frierson.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 21, 2009   **THE DIXIE GROUP, INC.**

                                                        By: /s/ Gary A. Harmon

                                                        Gary A. Harmon

                                                        Chief Financial Officer

Exhibit 10.1

[For an Award Recipient that
Holds Class B Common Stock]

THE DIXIE GROUP, INC.

Restricted Stock Award
Amended and Restated
(Effective May 20, 2009)

To: Daniel K. Frierson

Initial Grant Date: June 6, 2006

The Dixie Group, Inc. (the "Company") hereby awards you 125,000 shares of restricted stock, subject to the terms and conditions set forth below.

1. **Restricted Stock Award.** These shares of restricted stock represent actual shares of common stock (or, subject to your election, shares of Class B Common Stock) of the Company. The ownership of your restricted stock will be recorded in your name in the Company's stockholder records. *You have the right to elect to receive a portion of this Award as shares of Class B Common Stock in proportion to the shares of Class B Common Stock you currently hold. Such shares of Class B Common Stock will be issued to you upon the effective date of this Award. To make such election, please complete* ***Annex A*** *and deliver it to Starr T. Klein, Secretary.*

2. **Ownership Rights.** As of the effective date of this award, you will have all rights of ownership with respect to the shares represented by the Award, except that such shares cannot be sold, pledged or transferred until the restrictions are removed. Such shares are, however, subject to forfeiture, as described in this award document.

   As long as you own the shares, you are entitled to vote shares of restricted stock and to receive any dividends paid on the shares.

3. **Term.** This Restricted Stock Award shall have a term of 8 years from the date hereof.

4. **Vesting.** The restrictions on your ownership of these shares will be removed, and your share certificate will be delivered to you, when this award vests. The shares subject to this Award vest as of the earliest date during the term hereof when the continued service condition has been satisfied and the market condition has been met, subject, however, to the vesting schedule set forth in (c) below

   a. **Market Condition.** The Market Value of the Company's common stock averages $18.225 over any 20 consecutive trading days during the term hereof. Such average Market Value represents a 35% increase from $13.500, the Market Value of the Company's stock on June 6, 2006, the date this Award was authorized.

   b. **Continued Service Condition.** During the vesting period, you must be continuously employed by the Company or an Affiliated Company as an executive officer thereof, or, after June 5, 2011, you must serve as an executive officer of the Company or an Affiliated Company or as a Director of the Company.

c. **Vesting Schedule.**

June 6, 2008, 20,833 shares

June 6, 2009, 20,833 shares

June 6, 2010, 20,833 shares

June 6, 2011, 20,833 shares

June 6, 2012, 20,833 shares

June 6, 2013, 20,835 shares

Provided, however, that if the market condition has not been met by June 6, 2008, the awards will vest pro rata over each annual vesting period subsequent to the date the market condition is first met; and provided further, that if the market condition is not met by June 6, 2014 all shares granted under the award will be forfeited.

5. **Effect of Termination of Employment.** You will be deemed to have met the continued service condition of this Award with respect to one-hundred percent (100%) of the restricted shares subject to this award in the event of termination of your employment on account of your death or disability, at any time during the term hereof, except to the extent such Award has previously been forfeited, as provided herein. If your employment with the Company or an Affiliated Company, or service on the Board of Directors terminates prior to vesting on account of involuntary termination by the Company for cause, the non-vested portion of this award will be forfeited as of the date of such termination. If your employment terminates on account of your retirement or involuntary termination by the Company without cause prior to June 6, 2014, then you shall be deemed to have met the continued service condition with respect to that portion of the restricted shares subject to this Award that is equal to the portion of this Award that has been expensed by the Company pursuant to the terms of FAS 123R (pro-rated vesting). All restricted shares subject to this Award that have not met the continued service condition as set forth above shall be forfeited.

6. **Effect of a Change in Control of the Company.** In the event of a Change in Control of the Company during your employment and prior to June 6, 2014, one-hundred percent (100%) of this award will vest immediately; such award shall vest whether or not the market condition has been met, except to the extent such Award has been previously forfeited as provided herein.

7. **Definitions**. For purposes of this award:

a. "Market Value" shall be the average of the high and low trading prices of the Common Stock on the applicable trading day this Award is granted or on the next proceeding trading day, if such date is not a trading day, as reported by NASDAQ.

b. "Disability" shall be determined according to the definition of "disability," in effect at the time of the determination, in The Dixie Group, Inc. Employees 401K Plan.

c. "Affiliated Company" includes The Dixie Group, Inc. and any company of which The Dixie Group, Inc. owns at least 20% of the voting stock or capital if (1) such company is a party to an agreement that provides for continuation of your employee benefits upon immediate employment by you with such company and (2) the Company agrees to your subsequent employment.

d. "Retirement" means the voluntary termination of employment on or after the earliest date on which you would be eligible for an immediately payable benefit under The Dixie Group, Inc. 401K Plan.

e. "Change in Control" shall be deemed to have occurred under any of the circumstances described below:

(i) If any "person," except for:

the Company or any subsidiary of the Company;

a trustee or the other entity holding securities under any employee benefit plan of the Company or any subsidiary of the Company; and

The Frierson Family

is or becomes the "beneficial owner" directly or indirectly, of securities of the Company representing more than 50% of the combined total voting power of the Company's then-outstanding securities.

As used in this definition of "change in control"

"The Frierson Family" shall mean the immediate family of Daniel K. Frierson, including his wife, children and grandchildren and their spouses, his siblings and their spouses, and any trust for the benefit of any of the foregoing persons.

"person" is used as defined in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934 (as amended); and

"beneficial owner" is used as defined in Rule 13d-3 of the Securities Exchange Act of 1934 (as amended).

"cause" shall mean for the purposes of this award only (i) Participant has committed an act or has failed to act, where such act or failure to act constitutes intentional misconduct including, without limitation, dishonesty, fraud or embezzlement, a reckless disregard of the consequences of such act or failure to act, or gross negligence by Participant; (ii) a conviction of or the entering of a guilty or no contest plea to any felony or any crime involving moral turpitude; or (iii) a failure to cease or correct a material failure to discharge participant's duties and responsibilities as an employee of The Dixie Group, Inc. .

8. **Tax Obligations.** The information provided in **Annex B** summarizes certain tax consequences associated with this Award. The Company recommends that you consult your financial advisor concerning these tax rules.

By accepting this award, you agree to be responsible for any required minimum tax withholding obligations that may occur when your shares vest. In order to satisfy your withholding obligations hereunder, at your election, the Company shall withhold from your award the number of shares necessary to satisfy the tax obligations.

9. **Plan Administration.** The Compensation Committee of the Board of Directors is the administrator of the Plan, whose function is to ensure the Plan is managed according to its respective terms and conditions. A request for a copy of the Plan and any questions pertaining to the Plan should be directed to:

> THE DIXIE GROUP, INC.
> STOCK PLAN ADMINISTRATOR
> C/O STARR T. KLEIN
> P.O. BOX 25107
> USA, CHATTANOOGA, TN 37422-5107
> (Phone) 423-510-7000
> (Fax) 423-510-7015

10. **Adjustment of Shares Subject to Award**. The number of shares subject to this Award (and, accordingly, the determination of the Market Condition provided in Section 4(a) hereof) shall be adjusted to reflect any increase or decrease in the number of shares of common stock and Class B Common Stock outstanding as a result of any stock dividend or split or other such corporate action which, in the opinion of the Plan Administrator, shall require such adjustment.

ACKNOWLEDGMENT AND ACCEPTANCE

By signing below, I acknowledge and accept this Award, subject to the terms hereof.

Date: _____   _____

(Participant)

ANNEX A

[For Participants holding Class B Common Stock]

Participant election with respect to Class B Common Stock

1. Election to Receive Maximum Number of Shares of Class B Common Stock:

By signing below, I elect to receive the maximum number of shares of Class B Common Stock permissible under Section 6(h) of the 2006 Stock Awards Plan (the "Plan") and the Award of Restricted Stock granted to me pursuant to such Plan, as follows:

a. current holdings of Common Stock _____________________;

b. current holdings of Class B Common Stock ____________________;

c. ratio of Class B to Common __________/________ = ______%.

Dated: _____________________________ ____________________________________

(Participant)

2. Election to Receive Less Than Maximum Number of Shares of Class B Common Stock:

By signing below, I elect to receive ____% of my Award in Class B Common Stock. [must be less than percentage set forth in (c), above.]

Dated: _____________________________ ____________________________________

(Participant)

**AWARD OF RESTRICTED STOCK
CERTAIN UNITED STATES FEDERAL INCOME
TAX CONSEQUENCES TO PARTICIPANT**

The following is a brief summary of the principal United States federal income tax consequences of a restricted stock award under the 2006 Stock Awards Plan, based on current United States federal income tax laws. This summary is not intended to be exhaustive, does not constitute tax advice and, among other things, does not describe state, local or foreign tax consequences, which may be substantially different.

Restricted Stock. A participant generally will not be taxed at the time a restricted stock award is granted, but will recognize taxable income when the award vests or otherwise is no longer subject to a substantial risk of forfeiture. The amount of taxable income recognized will equal the fair market value of the shares subject to the award (or the portion of the award that is then vesting) at that time. Participants may elect to be taxed based on the fair market value of the shares at the time of grant by making an election under Section 83(b) of the Code within 30 days of the award date. If a restricted stock award with respect to which a participant has made such an election under Section 83(b) is subsequently canceled, no deduction or tax refund will be allowed for the amount previously recognized as income.

Unless a participant makes a Section 83(b) election, dividends paid to a participant on shares of an unvested restricted stock award will be taxable to the participant as ordinary income. If the participant made a Section 83(b) election, the dividends will be taxable to the participants as dividend income, which generally is subject to the same rate as capital gains income.